Exhibit 22.1
List of Subsidiary Issuers of Guaranteed Securities
CRH SMW Finance Designated Activity Company, an indirect wholly owned finance subsidiary of CRH plc incorporated under the laws of Ireland and a financing vehicle for CRH plc’s group companies, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•5.200% Guaranteed Notes due 2029
CRH America, Inc., a corporation incorporated in the State of Delaware and a wholly owned consolidated subsidiary of CRH plc, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•6.400% Notes due 2033
CRH America Finance, Inc., an indirect wholly owned finance subsidiary of CRH plc incorporated under the laws of the State of Delaware and a financing vehicle for CRH plc’s operating companies, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:
•5.400% Guaranteed Notes due 2034